Exhibit 99.1

DHX MEDIA ANNOUNCES REDEMPTION PRICE FOR ITS 5.875% SENIOR UNSECURED NOTES DUE DECEMBER 2, 2021

Halifax, NS – 6 July 2017 – DHX Media Ltd. (or the “Company”) (TSX: DHX.A, DHX.B, NASDAQ: DHXM) announced today that it has determined the redemption price for its outstanding 5.875% Senior Unsecured Notes due December 2, 2021 (the “Notes”) in accordance with the terms of the indenture governing the Notes. As previously announced, the Company intends to redeem all of the Notes at a price equal to 100% of the $225 million principal amount, plus the applicable premium as of, and accrued and unpaid interest to, but excluding, the Redemption Date (as defined below).

The redemption price per C$1,000 principal amount of the Notes is C$1,066.12, including an applicable premium of C$59.84 and accrued and unpaid interest to, but excluding, the Redemption Date, of C$6.28.

The redemption of the Notes was made conditional on (i) the Company completing the previously announced acquisition (the “Acquisition”) of the entertainment division of Iconix Brand Group Inc., which includes both an 80% controlling interest in Peanuts and 100% of Strawberry Shortcake, and (ii) the closing and funding of certain debt financing facilities to be entered into by the Company, as borrower, with a syndicate of lenders in connection with the Acquisition (together, the “Conditions”).

The Conditions having now been satisfied and the Notes will be redeemed on July 11, 2017 (the “Redemption Date”).

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the Company’s intention to redeem the Notes and the timing thereof. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include market factors and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400